Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2008

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)

	September 30, 2008	December 31, 2007
	(Unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$2,133	$8,786
Accounts receivable	1,733	1,038
Inventories (note 3)	1,366	1,436
Prepaid expenses and other current assets	159	723
	5,391	11,983

Property, plant and equipment	1,551	1,640
Derivative (note 5)	-	1,436
Intangible assets (note 4)	-	5,426
Goodwill (note 4)	-	1,693

	$6,942	$22,178

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 2)	$-	$49
Accounts payable and accrued liabilities	3,131	4,273
Capital lease obligation, current portion	39	36
	3,170	4,358

Convertible notes payable (note 5)	6,236	5,442
Capital lease obligation, net of current portion	91	155
	9,497	9,955
Shareholders’ equity:
Capital stock (notes 6 and 7):
Authorized:
Unlimited common shares without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Issued – 23,788,745 (December 31, 2007 – 23,468,087) common shares
without par value	-	-
Outstanding – 23,751,245 (December 31,2007 – 23,430,787) common
shares without par value	84,266	84,047
Variable multiple voting shares – 1,600,000 (2007 – 600,000)
Contributed surplus	18,995	18,033
Accumulated other comprehensive income (loss)	185	56
Deficit	(106,001)	(89,913)
	(2,555)	12,223

	$6,942	$22,178

Going concern (note 1(a))

Subsequent events (note 11)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Operations and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended

	September	September	September	September
	30	30	30	30
	2008	2007	2008	2007
	$	$	$	$
Sales	2,285	3,312	7,225	7,775

Cost of sales	2,129	2,778	6,510	6,311
Cost of Product Recall and inventory write
down	730	-	963	-

Gross profit	(574)	534	(248)	1,464

Expenses
Selling, general & admin expenses (note 7a)	358	2,444	5,078	10,629
Amortization of Capital and Intangible Assets	217	38	864	50

Interest income	-	(64)	(132)	(211)
Other (income) expense	-	(3)	-	(16)
Interest on short-term debt	(8)	(5)	2	5
Interest and accretion on long-term debt	509	25	1930	28
Loss on financial
Instrument-embedded derivative	1,446	(135)	1,446	(135)
Foreign exchange (gain) loss	(361)	412	(246)	1,061
Loss on modification of senior convertible
debt	657		657
Write down of Goodwill	1,616		1,616
Write down of Intangible Assets	4,605		4,605
	9,039	2,712	15,820	11,411

Loss for Period	(9,613)	(2,178)	(16,068)	(9,947)

Cumulative Translation Adjustment gain (loss)	163	623	129	1,371

Comprehensive Loss for the period	(9,450)	(1,555)	(15,939)	(8,576)

Loss per share, basic and diluted	(0.41)	(0.10)	(0.68)	(0.51)

Weighted average number of shares
outstanding	23,720,465	20,809,731	23,661,885	19,485,482

See accompanying notes to consolidated financial statement

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Balance, December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in											198
January, 2006	-	-	198	-	-	-	-	-	-	-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000	238	-	-	-	-	-	-	-	-	238
Option exercised at US$1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260	58	-	-	-	-	-	-	-	-	58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000	102	-	-	-	-	-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089	5	-	-	-	-	-	-	-	-	5

Carryforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308	75	-	-	-	-	-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442	50	-	-	-	-	-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915	44	-	-	-	-	-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885	233	-	-	-	-	-	-	-	-	233
Option exercised at US$1.00 per
share	45,000	45	-	-	-	-	-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300	20	-	-	-	-	-	-	-	-	20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500	2,065	-	-	-	-	-	-	-	-	2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000	550	-	-	-	-	-	-	-	-	550
Private placement issued May 15,
2006 at US$2.00 per share	5,000	10	-	-	-	-	-	-	-	-	10
Share issue cost – private placement
May 10, 2006 to May 15, 2006	-	(314)	-	-	-	-	-	-	-	-	(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-	(186)	-	-	-	-	-	186	-	-	-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630	40	-	-	-	-	-	-	-	-	40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075	11	-	-	-	-	-	-	-	-	11

Carryforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,106	19	-	-	-	-	-	-	-	-	19
Warrant exercised at US$1.25 per
share	30,000	37	-	-	-	-	-	-	-	-	37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-	(162)	-	-	-	-	-	162	-	-	-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at US$2.00 per											150
share	75,000	150	-	-	-	-	-	-	-	-
Option exercised at US$1.00 per
share	30,000	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,102	19	-	-	-	-	-	-	-	-	19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121	13	-	-	-	-	-	-	-	-	13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed August
31, 2006 at US$3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost – private placement
August 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Share issue cost – private placement
August 31, 2006	-	(825)	-	-	-	-	-	825	-	-	-

Carryforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395	14	-	-	-	-	-	-	-	-	14
Cash dividend on class B preferred
paid on October 10, 2006	-	-	-	-	-	-	-	-	-	(94)	(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000	150	-	-	-	(150,000)	(150)	-	-	-	-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000	250	-	-	-	(250,000)	(250)	-	-	-	-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477	44	-	-	-	-	-	-	-	-	44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235	10	-	-	-	-	-	-	-	-	10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498	12	-	-	-	-	-	-	-	-	12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share	2,500	3	-	-	-	-	-	-	-	-	3
Paid-in capital – exercise of stock
options	-	1,304	-	-	-	-	-	(1,304)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2006	-	-	-	-	-	-	-	3,310	-	-	3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-	-	-	-	-	-	-	302	-	-	302
Loss for the 12 months ended
December 31, 2006	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)
Exchange difference	-	(9)	-	-	-	-	-	-	(172)	-	(181)

Balance, December 31, 2006,
Carryforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

Option exercised at US$2.00 per
share on January 11, 2007	36,000	72	-	-	-	-	-	-	-	-	72

Option exercised at US$2.10 per
share on January 23, 2007	10,000	21	-	-	-	-	-	-	-	-	21
Shares issued for services on Jan
22, 2007 at US2.38 per share	3,874	9	-	-	-	-	-	-	-	-	9
Conversion of $500,000 preferred
shares to common shares on
January 7, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Conversion of $500,000 preferred
shares to common shares on
January 12, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Warrant exercised at US$1.25 per
share on February 23, 2007	60,000	75	-	-	-	-	-	-	-	-	75
Option exercised at US$2.00 per
share on February 25, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Shares issued for services on
February 25, 2007 at US2.91 per
share	4,074	12	-	-	-	-	-	-	-	-	12
Option exercised at US$2.00 per
share on March 2, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Private placement issued on March
14, 2007 to March 23, 2007 at
US$3.00 per share	833,000	2,499	-	-	-	-	-	-	-	-	2,499
Shares issued for services on May 8,
2007 at US2.83 per share	8,444	26	-	-	-	-	-	-	-	-	26
Private placement issued on March
30, 2007 at US$3.00 per share	333,333	1,000	-	-	-	-	-	-	-	-	1,000
Shares issued for services on April 3,
2007 at US2.83 per share	9,078	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US2.83 per share	3,662	10	-	-	-	-	-	-	-	-	10
Shares issued for services on May 8,
2007 at US2.70 per share	9,465	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US3.00 per share	1,705	5	-	-	-	-	-	-	-	-	5

Carryforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

Brokers warrant exercised at
US$2.25 per share on May 14,
2007	79,025	178	-	-	-	-	-	-	-	-	178
Restricted shares issued for
purchase of My Organic Baby at
$2.76 per share on May 25, 2007	200,000	553	-	-	-	-	-	-	-	-	553
Non Lock Up restricted shares
issued for purchase of My Organic
Baby at $2.48 per share on May 25,
2007	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.00 per
share on May 25, 2007	100,000	100	-	-	-	-	-	-	-	-	100
Option exercised at US$1.18 per
share on June 1, 2007	9,872	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Shares issued for services on June
7, 2007 at US2.64 per share	10,135	27	-	-	-	-	-	-	-	-	27
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Finders fee issued – private
placement March 14 to 30, 2007 at
US$2.42 per share on June 7, 2007	90,000	218	-	-	-	-	-	-	-	-	218
Shares issued for consideration on
employment contract on June 8,
2007 at US2.48 per share	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.18 per
share on June18, 2007	7,922	9	-	-	-	-	-	-	-	-	9
Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Option exercised at US$1.00 per
share on June 20, 2007	25,000	50	-	-	-	-	-	-	-	-	50
Option exercised at US$1.75 per
share on June 20, 2007	117,500	206	-	-	-	-	-	-	-	-	206

Carryforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Cash dividend on class B preferred
paid on June 20, 2007	-	-	-	-	-	-	-	-	-	(62)	(62)
Option exercised at US$2.12 per
share on June 21, 2007	3,460	7	-	-	-	-	-	-	-	-	7
Share issue cost – private placement
March 14 to 30, 2007	-	(70)	-	-	-	-	-	-	-	-	(70)
Share issue cost - Finders fees–
private placement March 14 to 30,
2007	-	(218)	-	-	-	-	-	-	-	-	(218)
Shares issued for services on July 4
and 5, 2007 at US2.85 per share	21,113	61	-	-	-	-	-	-	-	-	61
Option exercised at US$1.75 per
share on July 16, 2007	32,768	58	-	-	-	-	-	-	-	-	58
Shares issued for services on August
1, 2007 at US2.78 per share	9,635	28	-	-	-	-	-	-	-	-	28
Option exercised at US$1.75 per
share on August 16, 2007	116,399	204	-	-	-	-	-	-	-	-	204
Shares issued for settlement of
acquisition liability – DMR Food
Corporation at US$2.90 on August
13, 2007	155,279	428	-	-	-	-	-	-	-	-	428
Restricted shares cancelled for
purchase of My Organic Baby at
$2.76 per share on September,
2007	(200,000)	(553)	-	-	-	-	-	-	-	-	(553)
Paid-in capital – exercise of stock
options for the 12 months ended
September 30, 2007	-	1,449	-	-	-	-	-	(1,449)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2007	-	-	-	-	-	-	-	1,991	-	-	1,991
Fair value of warrants issued for 12
months ended December 31, 2007	-	(1,651)	-	-	-	-	-	1,651	-	-	-
Fair value of warrant for consulting
agreement cancelled except for the
warrant	-	-	-	-	-	-	-	1,449	-	-	1,449
Fair value of warrant for convertible
note payable	-	-	-	-	-	-	-	2,576	-	-	2,574
Fair value of conversion option in
convertible note payable	-	-	-	-	-	-	-	2,419	-	-	2,419
Fair value of subordinated
convertible note payable	-	-	-	-	-	-	-	1,346	-	-	1,346

Carryforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		Equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

Shares issued for services on
September 10, 2007 at US$2.47
per share	10,862	27	-	-	-	-	-	-	-	-	27
Shares issued for consulting services
on September 27, 2007 at US$2.11
per share	228,310	482	-	-	-	-	-	-	-	-	482
Shares issued for consulting services
on October 31, 2007 at $2.11 per
share	8,657	18	-	-	-	-	-	-	-	-	18
Conversion of $600,000 preferred
shares to common shares on
October 15, 2007	2.460,000	600	-	-	-	(600,000)	(600)	-	-	-	-
Shares cancelled for consulting
services on November 15, 2007 at
USD$2.99 per share	(17,250)	(52)	-	-	-	-	-	-	-	-	(52)
Shares issued for consulting services
on November 15, 2007 at $1.64 per
share	14,612	24	-	-	-	-	-	-	-	-	24
Shares issued for consulting services
on December 6, 2007 at $0.83 per
share	30,000	25	-		-	-	-	-	-	-	25
Loss for the 12 months ended
December 31, 2007	-	-	-	-	-	-	-	-	-	(12,796)	(12,796)
Cumulative translation adjustment	-	(20)	-	-	-	-	-	-	1,157	-	1,137

Balance, December 31, 2007	23,430,787	84,047	-	-	-	-	-	18,033	56	(89,913)	12,223
Shares issued for convertible
subordinated note payable interest
payment on January 28, 2008 at
$0.46 per share	156,124	73	-	-	-	-	-	-	-	-	73
Shares issued for convertible
subordinated note payable interest
payment on March 10, 2008 at
$0.47 per share	10,435	4	-	-	-	-	-	-	-	-	4
Shares issued for convertible
subordinated note payable interest
payment on March 10, 2008 at
$0.73 per share	24,768	18	-	-	-	-	-	-	-	-	18
Shares issued for convertible
subordinated note payable interest
payment on March 31, 2008 at
$0.97 per share	18,885	18	-	-	-	-	-	-	-	-	18
Loss for the 3 months ended March
31, 2008	-	-	-	-	-	-	-	-	-	(4,378)	(4,378)
Fair value of stock options issued for
the 3 months ended March 31,
2008	-	-	-	-	-	-	-	1,527	-	-	1,527

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

As of September 30, 2008 and December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		Equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	Surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$
Cumulative translation adjustment	-		-	-	-	-	-	-	(391)	-	(391)
Shares issued for convertible
subordinated note payable interest
payment on May 13,2008 at
$0.94 per share	19,178	18									18

Shares issued for convertible
subordinated note payable interest
payment on June 6,2008 at
$0.95 per share	19,400	18									18
Loss for the 3 months ended
June 30,2008										(2,077)	(2,077)
Fair value of stock options issued for
the 3 months ended June 30,2008								(107)			(107)
Cumulative Translation adjustment									357		357
Shares issued for convertible
subordinated note payable interest
payment on July 11,2008 at
$1.05 per share	17,101	18									18
Shares issued for convertible
subordinated note payable interest
payment on August 6,2008 at
$1.07 per share	16,793	18									18
Shares issued for convertible
subordinated note payable interest
payment on September 2,2008 at
$1.07 per share	16,211	17									17
Shares to be issued for convertible
subordinated note payable interest
payment at $.80 per share
	21,563	17									17
Cash dividend on class B preferred
accrued in September 2008										(21)	(21)
Loss for the 3 months ended
September 30,2008										(9,613)	(9,613)
Revaluation of f stock options issued
to non-employees-in the 3 months
ended September 30,2008								(1,110)			(458)
Conversion option revalued on
Modification of senior convertible
Debt								1,398
Warrants revalued on modification of
Senior convertible debt								(746)
Cumulative Translation adjustment									163		163
Balance, September 30,2008	23,751,245	84,266	-	-	-	-	-	18,995	185	(106,001)	(2,555)

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars, except where indicated)
For the Nine months ended September 30, 2008 and 2007

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September	September	September	September
	30	30	30	30
	2008	2007	2008	2007
	$	$	$	$
Cash flows from operating activities
Loss for the period	(9,613)	(2,178)	(16,068)	(9,947)
Items not involving cash (note 9(a))	7,829	481	10,622	3,999
Changes in non-cash working capital balances
related to operations (note 9(b))	1,236	(38)	(1,203)	757
	(548)	(1,735)	(6,649)	(5,191)
Cash flows from financing activities
Proceeds from issuance of capital stock and
warrants	-	261	-	4,690
Proceeds from Convertible note payable		9,000		9,000
Increase (decrease) in bank indebtedness	(74)	30	(49)	96
Dividend paid on class B preferred shares	(21)		(21)	(61)
Repayment of long-term debt	(29)	(12)	(59)	(32)
	(124)	9,279	(129)	13,693

Cash flows from investing activities
Cash used in acquisition of DMR Food
Corporation	-	(1,435)		(1,790)
Cash used in acquisition of My Organic Baby
Inc.	-	(2,816)	-	(3,191)
Purchase of property, plant and equipment	(1)	(7)	(1)	(34)
	(1)	(4,258)	(1)	(5,015)

Effect of exchange rates on cash and cash
equivalents	142	644	126	1,326

Increase (decrease) in cash and cash
equivalents	(531)	3,930	(6,653)	4,813

Cash and cash equivalents - Beginning of
period	2,664	6,150	8,786	5,267

Cash and cash equivalents - End of period	2,133	10,080	2,133	10,080

Interest paid	211	15	632	28

Income taxes paid		-		-

Supplementary cash flow information (note 9(c))
 See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies:

	(a)	Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $16,068,000 for the nine months ended September 30, 2008 (September 30, 2007 - $9,947,000). At September 30, 2008 it has working capital of $2,221,000 (September 30, 2007 - $11,379,000). Operations for the nine months ended September 30, 2008 have been funded primarily from cash reserves raised by the issuance of capital stock and convertible notes in prior fiscal years. Management believes its current working capital is sufficient to maintain operations until the second quarter of next year.

Management has continued to take steps to try to improve the Company’s financial results and cash flow, primarily through the reduction of selling and administration expenses beginning in the second quarter of 2008. The Company’s ability to continue operations is contingent on its ability to obtain new financing. Management believes that it will be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

	(b)	Financial statement presentation

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements, with the addition of new accounting disclosure polices discussed in Note 1(c) below. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its Consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies (continued):

The accompanying Financial Statements for the interim period ended September 30, 2008 have not been reviewed or audited by the Company’s Auditors.

(c )	New accounting policies

(i)	Capital Disclosures

On January 1, 2008, the Company adopted the standard issued by the Canadian Institute of Chartered Accountants relating to capital disclosures (CICA Handbook Section 1535) The standard requires disclosure of the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital and whether the Company has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

The Company presently does not have a self sustaining level of operations. Management is attempting to achieve positive cash flow from operations through a combination of seeking new customers for its products, increasing profit margins on all sales, and reducing costs. For the nine months ended September 30, 2008 we used an average of $600,000 per month to cover our cash shortfall on operations.

The Company considers its capital to comprise senior convertible debentures, subordinated convertible debentures, and shareholders’ equity. The carrying value (net book value) of these components at September 30, 2008 and December 31, 2007 are as follows.

Senior convertible debt $5,194,000 (December 31, 2007 - $4,365,000)

Subordinated convertible debt $1,042,000 (December 31, 2007 - $1,077,000)

Shareholders’ equity ($2,555,000) (December 31, 2007 - $12,223,000)

Total capital $3,681,000 (December 31, 2007 - $17,665,000)

The face (principal) value of the senior convertible debt is $9,360,000 and the face (principal) value of the subordinated convertible debt is Cdn$ 2,450,000. The difference between the net book value and the face value represents the value attributed to the warrants issued with the senior financing, and the conversion options associated with both the senior and subordinated debt, in accordance with Canadian generally accepted accounting principles.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies (continued):

The Company believes that at this time it is unlikely that there will be any substantial new capital available to it from new investors. Assuming it is successful in achieving its goal of reaching breakeven cash flow from operations before exhausting its cash reserves (of approximately $1,530,000 at the date of issue of these financial statements), management believes the Company will still require new capital for growth initiatives. Management plans to review with its shareholders and both senior and subordinated convertible debt holders possible strategies which will allow the Company to meet its goals.

The Company is currently in compliance with external conditions required by the holders of its senior and subordinated convertible debt. Effective August 1, 2008 the Company and its senior debt holders entered into an Amendment and Waiver Agreement (refer Note 5) which settled disputes relating to the reset of the conversion price of the debt, the exercise price of associated warrants issued to them, and possible penalties in connection with the Company not obtaining registration of their securities with the United States Securities Exchange Commission. The current external conditions relating to the Company’s debt consist primarily of covenants with respect to maintaining itself and the business in good standing and in compliance with the relevant securities regulatory bodies, and the downward reset of conversion options and warrant exercise prices in the event of most new issuances of common shares at prices lower than the existing conversion and warrant exercise prices. The Company is required to obtain the approval of 70% in principal amount of the senior debt holders to significant business transactions, such as a sale of assets, merger, change of control or material reorganization, and there are certain restrictions on the Company issuing new debt, providing security charges, or paying dividends while any of the senior debt is outstanding.

(ii)	Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted CICA Handbook Sections 3862, Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. These sections replaced Handbook Section 3861 – Financial Instruments – Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

The Company has previously classified its financial instruments as required under CICA Section 3855 into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other liabilities which are carried at amortized cost.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies (continued):

Subsequent recognition and measurement of changes in fair value will depend upon their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The balance sheet categories of financial instruments are classified as follows for the purposes of CICA Section 3855.

Cash and bank indebtedness as held for trading
Accounts receivable as loans and receivables at amortized cost
Embedded derivative call option as held for trading
Accounts payable ,senior convertible debt, subordinated convertible debt, capital lease obligation at amortized cost

The Company’s cash, accounts receivable, bank indebtedness and accounts payable approximate fair value because of their short term nature.

The Company’s senior convertible debenture comprises a hybrid financial instrument, including a conversion option to the holders, warrants, and the embedded derivative call option. The hybrid instrument was valued at August 1, 2008 at the time when the conversion option and warrants were reset. The hybrid instrument was valued using a credit spread assumption of 15.4%, volatility of 69.3% and an assumed payout in September 2010. The fair value of the financial liability approximates its amortized cost based on the present value of future cash outlays. The embedded derivative has a fair value of Nil at September 30, 2008 based on its valuation using the same assumptions.

The subordinated convertible debt and the capital lease obligations approximate their fair value based upon the discount rates applied, ranging from 9% to 18%.

The Company does not engage in forward supply contracts or hedging to manage these risks.

Risk Management Overview

Management is focused on the company’s liquidity risk with the objective of attaining a self sustaining level of operations. The Company has the practices described below with respect to market risk, including commodity and foreign exchange risk, credit risk and interest rate risk.

The Company does not engage in forward supply contracts or hedging to manage these risks.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies (continued):

Market Risk

The Company is exposed to market risk separately through commodity price risk and foreign exchange risk. Changes in earnings or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

(iii)	Commodity Price Risk

The Company has exposure to the effect of changes in supplier prices for its raw materials. To mitigate the risk of commodity price increases, management attempts to maintain a prudent degree of flexibility in its sales commitments to allow it a degree of opportunity to pass on market price increases to its customers and therefore preserve its profit margin. As the Company has a significant proportion of its sales volume to a small number of buyers having much greater economic influence than the Company, the ability to pass on increases in a timely manner to minimize loss of profit is not always possible.

(iv)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results as a substantial volume of our purchases are sourced in the United States and payable in US dollars while the majority of our sales are in Canada and receivable in Canadian dollars. As this has the same economic effect as a commodity price increase, management attempts to pass on any increased costs in the same manner and with the same practical constraints.

(v)	Counterparty Credit Risk

The Company’s maximum credit risk at September 30, 2008 is the fair value of its cash and accounts receivable. It maintains the majority of its cash and cash equivalents on deposit with a major Canadian chartered bank, with the remainder at an established United States regional bank. The Company considers the creditworthiness of its customers prior to extending credit and monitors accounts due to it as a regular routine of its business. Periodically the company has concentrations of credit extended to a small number of customers by virtue of the concentration of sales to such.

(vi)	Liquidity Risk

The Company faces a high risk of a liquidity crisis as discussed in the above Notes titled “Going Concern” and “Capital Disclosures”. The Company is currently able to service its

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

1.	Accounting policies (continued):

financial liabilities arising from operations and make interest payments as required on its long term debt. It’s senior convertible debt is denominated in US dollars while the majority of the Company’s operating cash receipts are in Canadian dollars. The senior debt principal does not mature until September 2011. Interest payments are approximately US $842,000 per annum. For every $0.01 decrease in the value of its operating currency (Cdn $), the effective cost of the interest increases by approximately $13,000.

(vii)	Interest rate risk

The Company’s material financial liabilities are fixed as to interest rate accordingly the Company is not exposed to risk in the event of changes in market interest rates.

(viii)	Inventories

On January 1, 2008, the Company adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. There are no changes to the opening inventory accounts for the year, nor prior period results as a consequence of the adoption of new CICA Handbook Section 3031 as the Company’s accounting principles and methods were already aligned with the new standard.

2.	Bank indebtedness

The Company’s subsidiary, DMR, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of DMR as well as guarantee and postponement of claims in the amount of CA$455,000 by the Company. The average interest rate from January 1, 2008 to September 30, 2008 was 6.33%. As of September 30, 2008 $NIL (September 30, 2007 – $95,353) had been drawn on this line of credit.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

3.	Inventories

	September	December 31,
	30,	2007
	2008

Finished goods	$840	$1,226
Raw materials	526	210

	$1,366	$1,436

During the quarter the company wrote down $730,000 in inventory to net realizable value. The net book value of inventories at September 30, 2008 includes $1,355,752 at cost and $10,637 at net realizable value, being written down cost.

4.	Goodwill and other intangible assets:

	(a)	Intangible assets

The Company in the period determined that on the basis of realized and revised forecasts of cash flows from its DMR Food Corp and My Organic Baby Inc. segments that the carrying value of intangible assets acquired on acquisition of these businesses was impaired. The remaining net book value of these assets were written down to estimated fair value of Nil at September 30, 2008 by a separate line item charge to operations in the period of $4,605,000. During the three months and nine months ended September 30, 2008, the Company has recorded amortization of these intangibles totaling $186,000 and $821,000 respectively. The total of the impairment and regular amortization charges relate as to $1,982,000 to the Snack products segment and $3,444,000 to the Organic Baby Food products segment.

At December 31, 2007 the Company’s intangible assets were as follows.

	DMR Food	My Organic
	Corp.	Baby Inc.	Accumulated	December 31,
	December 31,	December 31,	Amortization	2007
	2007	2007		Net

Distributor relationships	$559	$715	$144	$1,130
Trademarks, copyright	489	834	147	1,176
and brands
Other intangible assets	1,291	2,341	512	3,120

	$2,339	$3,890	$803	$5,426

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

4.	Goodwill and other intangible assets (continue):

	(b)	Goodwill

The Company in the period determined that on the basis of realized and revised forecasts of cash flows from its DMR Food Corp and My Organic Baby Inc. segments that the carrying value of goodwill acquired on acquisition of these businesses was impaired. The remaining net book value of goodwill was written down to estimated fair value of Nil at September 30, 2008 by a separate line item charge to operations in the period of $1,616,000 relating as to $348,000 to the Snack products segment and $1,268,000 to the Organic Baby Food products segment.

At December 31, 2007 the Company’s Goodwill was as follows:

	DMR Food	My Organic
	Corp.	Baby Inc.
	December 31,	December 31, 2007	Total
2007

Goodwill	$364	$1,329	$1,693

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

5.	Convertible notes payable (continue):

	September	December 31,
	30, 2008	2007

Senior convertible notes payable	$9,360	$9,360
Subordinated convertible notes payable	2,312	2,421
Discount on senior and subordinated convertible note
payable	(5,436)	(6,339)

	$6,236	$5,442

On September 26, 2007, the Company entered into a securities purchase agreement with institutional investors to sell senior convertible notes (the “Senior Convertible Notes”) for $9.36 million maturing on September 26, 2027 and to issue five year share purchase warrants to purchase 4,017,162 common shares of the Company (The “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants were exercisable at an initial exercise price of $2.33 per shares (subject to future adjustment) and the 2,008,581 Series F Warrants were exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). The Company paid an approximate 4% financing fee to the placement agent in the financing. The company received net proceeds from the financing of approximately $9 million after the payment of the financing fee. The Company also issued to the placement agent 500,000 share purchase warrants exercisable at an initial price of $2.33 per share on the same terms as the Series E Warrants.

The primary features of the Senior Convertible Notes were: (i) interest at 9% per annum for year 1 to 3 and at 18% per annum for year 4 to maturity, payable monthly in cash, or, subject to volume and ownership limitations and in the Company’s discretion, common shares based on a 10% discount to the then market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during year 1 to 2, provided the market price of the company’s common share is double the conversion price, the Company can, subject to volume and ownership limitations, call the Senior Convertible Notes, (iv) in year 3 and beyond, the Company can, subject to volume and ownership limitation, force conversion of the Senior Convertible Note at the lower of the initial conversion price or at a 15% discount of the then market price and so long as the Company is converting the Senior Convertible Notes, the interest rate remains at 9%; and (v) in year 4 and to maturity the Senior Convertible Notes can be called by the note holders.

The Company used the relative fair value approach to value the Senior Convertible Notes based on their value (i) without the conversion feature (ii) with the conversion option and (iii) with the warrants. Based on this volatility assumption (52%) and credit spread assumption (12%), the Company calculated the fair value of the convertible notes, the straight note value, conversion option value and call option value.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

5.	Convertible notes payable (continue):

The fair value of the Senior Convertible Notes based on the above approach was $4,128,000 ($9,360,000 less discount on Senior Convertible Notes of $5,232,000). The company amortizes the discount over a 3 year period to September 26, 2010. For the three and nine month periods ended September 30, 2008 the Company recorded accretion of discount in the amount of $333,000 and $896,000 respectively, which has been classified in the line item interest and accretion in the Consolidated Statement of Operations and Comprehensive Loss.

Each Senior Convertible Note and warrant issued in this financing carries a full ratchet anti-dilution provision. If the Company issues any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. The Company and the holders of the Senior Convertible Notes were involved in a dispute as to whether the full-ratchet anti-dilution provision had been triggered and whether the Company was obligated to adjust the conversion price of the Notes and the exercise price of the warrants to $0.46 per share.

Effective August 1, 2008, the Company settled this dispute by entering into a Consent, Waiver and Amendment agreement with the holders of the Senior Convertible Notes. This primary features of this agreement are (i) the conversion price of the Senior Convertible Notes has been reduced to $1.75 per share, (ii) in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2009, the conversion price with respect to 33% of the unconverted principal amount of the Senior Convertible Notes as of July 31, 2009 (less any amounts called by a third- party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares, (iii), in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2010 the conversion price with respect to 33% of 67% of the Senior Convertible Notes as of July 31, 2010 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our Common shares, (iv) the exercise price of the Series E, Series F and Placement Warrants has been changed to $1.75 (resulting in a pro rata increase in the number of common shares issuable under the Warrants to 5,612,549 common shares from 4,017,162 common shares, (v) the maturity date of the Senior Convertible Notes was changed to September 26, 2011 from September 26, 2027, which may be extended in certain circumstances by the holders of the notes, (vi) the anti-dilution provisions of the Senior Convertible Notes are no longer triggered if the Company pays interest in common shares to the holders of the CDN $2,450,000 convertible notes issued in 2007 to the vendors of DMR Food Corporation and My Organic Baby, Inc. (the “Vendor Notes”), (vii) the Company’s obligation to register the common shares underlying the Senior Convertible Notes and the Series E, Series F and Placement Warrants has been suspended, provided that the holders of the notes are permitted to sell their securities pursuant to SEC Rule 144 (viii) all accrued and unpaid penalties (described in previous Company filings) related to the said registration of the common shares have been waived, (ix) the Company is permitted to amend the Vendor Notes to

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

5.	Convertible note payable (continued): incorporate the changes made in this agreement.

The book value of the debt portion of the Senior compound instrument has not changed as this modification does not meet the test for recognition as an extinguishment and reissue of the financial liability. The amended conversion option and the amended warrants were revalued using the Black- Scholes method adapted for dilution, with assumptions as to volatility of 73%, interest rate of 2.75%, credit risk spread of 15.1%, and dividend yield of nil. The fair value of the conversion option was increased by $ 1,398,000 as the result of the August 1, 2008 settlement, and the fair value of the warrants was estimated to have decreased by $ 746,000. Contributed surplus was adjusted accordingly with respect to these equity features. A net loss of $ 657,000 was charged to operations as a separate line item in the three months ended September 30, 2008 with respect to the modification of these equity instruments.

Concurrently, the embedded derivative call option was written off to its Nil fair value by a charge to operations of $ 1,446,000 in the three months ended September 30, 2008.

On September 26, 2007, Company also completed a CDN $2,450,000 vendor take back debt financing from the vendors of DMR Food Corporation and My Organic Baby, Inc. through the sale of subordinated convertible notes (the “Vendor Notes”). The primary features of the Vendor Notes were the same as the Senior Convertible Notes before the August 1, 2008 amendments, with the exception that the interest is at 9% from year 1 to maturity, there are no restrictions on the Company’s ability to pay, with respect to interest or conversion or call of the Vendor Notes, in common shares and there are no provisions for liquidated damages in the event the shares issuable under the Vendor Notes are not registered

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

6.	Capital stock:

Authorized:

Common Shares – unlimited number authorized, without par value Preferred Shares:

	(a)	2,000,000 Class A Preferred Shares with special rights and restrictions:

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

	(b)	2,000,000 Class B Preferred Shares with special rights and restrictions:

The Class B Preferred Shares includes the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. With the agreement of the Class B shareholder, BG Capital Group Ltd., and the approval of the shareholders, on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one Class B Preferred Share.

	(c)	Variable Multiple Voting Shares:

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At September 30, 2008, the 1,600,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to approximately 30,735,000 votes at a meeting of shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

6.	Capital stock (continued):

In March, 2007, the Company completed a brokered private placement of 1,166,333 common shares issued at $3.00 per share, together with a warrant to purchase 1,166,333 common shares at $3.25 per share, vesting on July, 2007 and expiring in March, 2009, raising a total of $3,499,000. The Company paid broker’s fees of $69,930 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting on July, 2007 and expiring in March, 2009. The Company also paid a finders fees by issuing 90,000 common shares at $2.42 per share.

In May, 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. and in connection therewith, the Company issued 415,000 common shares of which 200,000 were surrendered when the Company entered into a securities purchase agreement with the former shareholders of My Organic Baby Inc. The Company also issued 215,000 common shares in connection with employment agreements with the former officers and shareholders of My Organic Baby Inc.

Under the revised terms of the acquisitions of DMR and MOB , the Company has agreed to either issue additional shares (provided stipulated volume trading quantities are being met) or pay in cash any shortfall with respect to 370,279 of the above shares issued in connection with the acquisitions. The shortfall is measured as the difference between the proceeds received from any shares sold plus the value of shares still owned at March 19, 2009, and $1,050,000. Based on the quoted market value of $0.78 for the Company’s stock at September 30, 2008 and information available to the Company with respect to the number of shares sold and proceeds obtained, it is estimated that the Company may be required to issue up to an additional 975,000 shares to satisfy its guarantee, or in the event trading volume thresholds are not being met at that time, pay up to an additional $760,000 to the vendors

7.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a) Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Company’s board of directors.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

7.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

A summary of stock options granted by the Company is as follows:

		Weighted
	Number of	average
	options	exercise price
	(000’s )	US$

Options outstanding at December 31, 2006	2,508	$1.96
Granted	1,869	2.51
Expired	(10)	2.35
Exercised	(653)	1.54
Surrendered	(10)	2.75

Options outstanding at December 31, 2007	3,704	$2.34
Surrendered	(160)	2.75
Granted	160	1.25
Expired	(3)	6.50
Options Outstanding at September 30,2008	3,701	2.27

Options exercisable at September 30,2008	2,472	$2.20

For the nine months ended September 30, 2008 the Company granted options for the purchase of 160,000 shares (Nine months ended September 30, 2007 : 1,704,000 shares).

The fair value of these options was $0.95 per share, using the Black-Scholes option pricing model with the following assumptions: Interest rate- 3.65% per annum, volatility-120%, expected life-1year, dividend yield-0%).

Total stock option expense for the nine months ended September 30, 2008 was $309,000 (Nine months ended September 30, 2007: $3,695,000). This includes $4,000 ($906,000 for the comparable nine months in 2007) in connection with a marketing and consulting agreement under which an option to purchase up to 1,075,000 shares at a price of $1.75 per share is outstanding and which was revalued in the period.

For the three months ended September 30, 2008 the Company recorded recovery of stock based compensation expense related to stock options to be earned by non-employees in the aggregate amount of $1,086,000. Substantially all of this amount comprised a reversal of expense recorded in the three months ended March 31, 2008 after a review of the terms of options granted in 2007.

Compensation expense relating to stock options are included in the line item “Selling, general and administration expenses” in the Consolidated Statement of Operations and Comprehensive Loss.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

7.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(b)	Warrants:

The following table summarizes information about common share purchase warrants granted in equity financings and acquisitions to date which remain outstanding at September 30, 2008, and includes the modifications made to certain warrants granted to the holders of the Senior Convertible Debt effective August 1, 2008 Each warrant entitles the holder to purchase one common share at the exercise price indicated.

Exercise	Balance,					Balance,
Price	December 31,					September 30,	Expiry
per share	2007	Granted	Cancelled	Expired	Exercised	2008	Date

US$3.25 (CA$3.26)	356,667	-	-	-	-	356,667	September 2008
US$3.25 (CA$3.26)	856,333	-	-	-	-	856,333	July, 2009
US$3.25 (CA$3.26)	333,333	-	-	-	-	333,333	April, 2009
US$2.00 (CA$2.00)	1,000,000	-	-	-	-	1,000,000	October 2010
US$1.25 (CA$1.25)	4,030,000	-	-	-	-	4,030,000	December 2010
US$2.00 (CA$2.00)	100,000	-	-	-	-	100,000	July 2011
		-	-	-	-
US$1.75(CA$1.84)	2,508,581					2,508,581	September 2012
US$1.75 (CA$1.84)	2,008,581	-	-	-	-	2,008,581	September 2012

	11,193,495	-	-	-	-	11,193,495

Warrants activity during the period ended September 30, 2008 and December 31, 2007is as follows:

Number of
warrants

Balance, December 31, 2006	5,722,542
Granted	12,456,828
Expired	(96,850)
Cancelled	(6,750,000)
Exercised	(139,025)

Balance, December 31, 2007 and September 30, 2008	11,193,495

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

8.	Letters of Intent not proceeded with

	(a)	Sarasam Food Corp.

The Company will not be proceeding with the acquisition contemplated by its April 2008 Letter of Intent.

	(b)	Crofter’s Food Ltd.

The Company entered into a Letter of Intent in August 2008 with respect to this possible acquisition. This acquisition will not be proceeded with.

9.	Supplementary Cash Flow Information

		Unaudited		Unaudited
		For the 3 months ended		For the 9 months ended
		September	September	September	September
		30, 2008	30, 2007	30, 2008	30, 2007
		$	$	$	$

a)	Items not involving cash

	Writedown and amortization of intangible
	assets, goodwill and property plant and
	equipment	6,438	38	7,094	50
	Stock-based compensation	(1,115)	329	305	3695
	Services paid in stock	-	114	-	254
	Settlement of Interest paid in Stock	69		218
	Loss on modification of convertible debt	1,446		1,446
	Loss on settlement of financial instrument	657		657
	Interest accretion on convertible debenture
	and short-term debt	334		902
		7,829	481	10.622	3,999

b)	Changes in non-cash working capital
	balances related to operations

	Accounts receivable	454	333	(695)	509
	Inventories	357	228	70	(816)
	Prepaid expenses, deposits and other
	assets	213	(117)	564	(536)
	Prepaid contracts	-	(20)	-	1,992
	Accounts payable and accrued liabilities	212	(462)	(1,142)	(392)
		1,236	(38)	(1,203)	757

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

9.	Supplementary Cash Flow Information (continued):

		Unaudited		Unaudited
		For the 3 months ended		For the 9 months ended
		September	September	September	September
		30, 2008	30, 2007	30, 2008	30, 2007
		$	$	$	$

c)	Non-cash investing and financing
	activities

	Conversion of class B preferred shares to
	common shares	-	-	-	1,000
	Warrant granted in connection with private
	placement financing	-	-	-	1,651
	Acquisition liability extinguished with
	subordinated convertible note payable	-	2,144	-	-
	Liabilities recorded in connection with My
	Organic Baby Inc acquisition	-	-	-	-
	Common shares issued for settlement of
	debt	-	-	-	573

		-	2,144	-	3,224

10.	Segmented information:

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely as a beverage, snack food and organic baby food business, selling flavoured water, carbonated beverages, natural and organic snack foods and organic baby foods products. Management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

10.	Segmented information (continued):

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September	September	September	September
	30, 2008	30, 2007	30, 2008	30, 2007
	$	$	$	$

Sales
Canada
Total sales	1,745	2,228	5,933	4,680

United States
Total sales	540	1,084	1,292	3,095
Less: Sales to other segments	(74)	(36)	(111)	(98)
Sales to external customers	466	1,048	1,181	2,997

Other
Sales to external customers	74	36	111	98

Total sales to external customers	2,285	3,312	7,225	7,775

Sales to external customers by product line
Beverage	692	1,493	1,915	4,197
Snack Products	1,314	1,134	3,497	2,684
Organic baby product	279	685	1,813	894
	2,285	3,312	7,225	7,775

Interest expense on short-term and long-
term debt
Canada	45	13	379	25
United States	456	7	1,553	5
	501	20	1,932	32

Amortization/Depreciation
Canada	217	38	864	50
United States		-		-

Other Items
Interest Income	-	(64)	(132)	(211)
Other (Income) Expense	-	(3)	-	(16)
Interest on Short Term	(8)	(5)	2	5

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

10.	Segmented information (continued):

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
Loss before income taxes, amortization of
intangible assets and write-down of	September	September	September	September
property, plant and equipment	30, 2008	30, 2007	30, 2008	30, 2007
	$	$	$	$
Canada	(9,490)	(2,246)	(15,866)	(9,805)
United States	(123)	68	(202)	(142)
Other		-		-

	(9,613)	(2,178)	(16,068)	(9,947)

Loss for the period before income taxes	(9,613)	(2,178)	(16,068)	(9,947)

	September	September
	30,2008	30,2007

Assets:
Canada	$5,439	21,659
United States	1,475	2,323
Other	28	28

Total assets	$6,942	24,010

Property, plant and equipment additions:
Canada	$1	34

Goodwill and intangible assets:
Canada	$-	7,988

With respect to third parties, the Company has three customers (September 30, 2007 - four customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	September 30,	September 30,
	2008	2007

Customer A	19%	15%
Customer B	-	18%
Customer C	17%	21%
Customer D	10%	14%

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2008

11.	Subsequent events:

The shareholders on October 28, 2008 approved the creation of a new class of preferred shares (Class C Preferred Shares) to be issued to BG Capital upon BG Capital returning to the Company, for surrender and cancellation, all of its Variable Multiple Voting Shares. BG Capital holds all of the Variable Multiple Voting Shares issued by the Company, and has the right, but not the obligation to effect the conversion of the Variable Multiple Voting shares into Class C Preferred shares. The new class of preferred shares would give BG Capital the right to convert all of these new preferred shares into 6,000,000 common shares upon the Company having extinguished all of its obligations under its existing senior convertible notes in the amount of $9,360,000 USD. Upon issuance of the new class of preferred shares to BG Capital, the Company proposes to eliminate the existing class of Variable Multiple Voting Shares.

The proposed Class C Preferred Shares will rank equally with the Common Shares, with respect to dividends and rights on liquidation. With regard to voting, each Class C Preferred Share shall entitle the holder to have one vote for each share held. The holder of Class C Preferred Shares shall have the right to convert such shares, in whole, into common shares on the basis of one common share for each Class C Preferred Share converted. As a result, the maximum number of common shares to be issued to the holder of the Class C Preferred Shares on conversion will be 6,000,000. The right to convert the Class C Preferred Shares shall not vest until the all of the Company’s obligations to make payments in shares or cash, or grant conversion rights, with regards to principal payments, interest payments or any other required payments or similar obligations, pursuant to the $9,360,000 USD in senior convertible notes issued by the Company on or about September 26, 2008, have been extinguished.